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                                                                      VAN KAMPEN
                                                                      FUNDS INC.

NEWS RELEASE

    1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace, Illinois 60181-5555
                              o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                     VAN KAMPEN CALIFORNIA MUNICIPAL TRUST,
                 VAN KAMPEN CALIFORNIA QUALITY MUNICIPAL TRUST,
           VAN KAMPEN TRUST FOR INVESTMENT GRADE CALIFORNIA MUNICIPALS
                                       AND
               VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
                        ANNOUNCE PROPOSED REORGANIZATION

         CHICAGO (March 18, 2005) -- Van Kampen Asset Management announced today that the Board of Trustees of each of Van Kampen California Municipal Trust (AMEX/CHX: VKC), Van Kampen California Quality Municipal Trust (NYSE/CHX: VQC), Van Kampen Trust for Investment Grade California Municipals (NYSE/CHX: VIC) and Van Kampen California Value Municipal Income Trust (NYSE/CHX: VCV) approved a reorganization of each of VKC, VQC and VIC into VCV. The proposed reorganization will be presented for shareholder approval at a special meeting of shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $99 billion in assets under management or supervision, as of February 28, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint prospectus/proxy will be available after the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective by calling Van Kampen's Client Relations Department at (800) 847-2424 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.